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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing January 1, 2003 through January 6, 2003

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

  —
  KPN's Research moves to TNO, dated January 2, 2003;

  —
  KPN finalises sale of data activities in Belgium, dated January 6, 2003.

Press Release

KPN's Research moves to TNO	Date January 2, 2003 Number 001pe

KPN and TNO have reached definitive agreement on TNO's takeover of KPN's research activities. The research activities, currently embedded at KPN Valley, will transfer 1 January 2003 to a new telecommunications institute to which parts of existing TNO institutes specialising in telecommunications and ICT will be added.

The new institute will strengthen public and private ICT knowledge infrastructures in the Netherlands. KPN has signed a long-term commercial contract with TNO that runs until the end of 2006. Combining KPN researchers with TNO experts will create scope to stimulate a further intensification of the development of ICT knowledge in the Netherlands.

KPN Valley's move to TNO will not have any adverse consequences for its more than 300 employees. The northern office of KPN Valley will remain in Groningen. KPN Valley is being transferred to TNO at no cost.

Background information about KPN Valley B.V.

KPN Valley B.V., a wholly-owned subsidiary of KPN NV, is an innovation-driven telecommunication/ICT company. For half a century KPN Research has been the centre of innovation in telecommunication for divisions of KPN NV but it also works for external clients. KPN Valley combines knowledge of fixed telecommunication, mobile communication, data communication and Internet technology with economic expertise.

Background information about TNO

TNO is a leading independent knowledge-driven company that through its expertise and research contributes significantly to the competitive strength of companies and organisations, the economy and quality of life. TNO occupies a unique position on account of its versatility and ability to integrate its diverse fields of knowledge. The acquisition of KPN Valley fits in with TNO's latest strategic plan (2003-2006) that states TNO's wish to grow in the field of ICT and ICT infrastructures. TNO employs approximately 5,000 professionals.

TNO has five core areas of expertise. They are Quality of Life, Defence and Public Safety, Advanced Products, Processes and Systems, Natural and Built Environment, ICT and Services.

Press Release

KPN finalises sale of data activities in Belgium	Date January 6, 2003 Number 003pe

KPN and Scarlet have completed the sale of KPN Belgium to Scarlet. The 200 employees of the company, which provides telecom services for the Belgian business market, begin working for Scarlet as from today.

The parties have also reached a basic agreement regarding the sale of Planet Internet Belgium to Scarlet. This transaction is expected to be completed in mid-February.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 7, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES